PEAK FINTECH GROUP INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) provides Management's point of view on the financial position and results of operations of Peak Fintech Group Inc., on a consolidated basis, for the three-month periods ended March 31, 2021 (fiscal 2021) and March 31, 2020 (fiscal 2020).

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to "Peak", the "Company", the "Corporation", "we", "us", "our" or similar terms refer to Peak Fintech Group Inc. on a consolidated basis. This MD&A is dated May 31, 2021 and should be read in conjunction with the Audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2020. Unless specified otherwise, all amounts are in Canadian dollars.

The financial information contained in this MD&A relating to the unaudited Condensed Consolidated Financial Statements for the three-month ended March 31, 2021, and March 31, 2020, has been prepared in accordance with International Financial Reporting Standards (IFRS).

The Unaudited Condensed Interim Consolidated Financial Statements and MD&A have been reviewed by our Audit and Risk Management Committee and approved by our Board of Directors as at May 31, 2021.

Forward looking information

Certain statements contained in this MD&A may constitute forward-looking information, which can generally be identified as such because of the context of the statements including words such as believes, anticipates, expects, plans, estimates, or words of similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results. We refer potential investors to the "Risks and Uncertainties" section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents the Company's expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Structure

The following chart summarizes the corporate structure of the Company.

Business Overview

Peak (CSE: PKK) (OTCQX: PKKFF), is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency.

Operating Highlights for the Quarter

From a business development perspective, no quarter was more important for the Company than the fourth quarter of 2020. The Company closed out 2020 with a series of partnerships and targeted financing programs that began to pay dividends in the first quarter of 2021. Transactions resulting from those partnerships and programs helped take the Company into positive EBITDA territory to usher in 2021. Also contributing to the Company's positive EBITDA in Q1 was the fact that the percentage of the costs of providing the Company's supply-chain services relative to the revenue generated by those services continued to trend downward during the quarter. Overall, Q1 2021 revenues were more than 3-times what they were in Q1 2020 and almost equal to Q4 2020 revenues despite having almost an entire month less of activity in Q1 2021 due to the Chinese New Year holiday that took place in February 2021.

Peak Fintech Group Inc. - MD&A, March 31, 2021

Product distributor and retailer financing programs, made possible thanks to referrals from supply- chain clients and the aforementioned partnerships, provide the Company with attractive profit margins and are an important part of the Company's business plan. The proliferation of transactions stemming from those programs during the quarter reinforced Peak's belief that the Company will soon generate enough positive cash flow from operations to meet its financial obligations. The level of activity generated by three programs in particular really stood out during the quarter. Some individuals in the Company's network of more than 55,000 social media influencers were quite active, even during the Chinese New Year holiday, hosting shows featuring and suggesting products to their millions of followers that would make great gifts either for themselves or their loved ones. Those influencers took advantage of the Company's social media influencer financing program to help finance their shows, which made that program one of the more active ones for Peak in Q1. Consumer electronics distributor Beijing Dianjing Company Ltd. and packaged foods wholesale distributor Beijing Jingying Corporate Management Ltd. provided a steady stream of transactions during the quarter through the Company's purchase order financing program that allows their retail clients to finance up to 90% of the products they acquire from them. The third program that proved to be particularly popular in the quarter was the cash-advance program specifically designed for suppliers of online marketplace giant JD.com. Those three targeted financing programs, which were all only launched either in the fourth quarter of 2020 or in Q1 2021, combined to account for almost half of the 176 transactions facilitated through the Lending Hub ecosystem during the quarter. The Company's subsidiaries helped facilitate the financing of purchase orders ranging from packaged foods sold at convenience stores, to consumer electronic products sold at big-box stores, to raw materials used in the production of camping equipment in the first quarter of 2021, showing the breadth and versatility of the Company's service offering.

Another development worth noting during the quarter was the re-emergence of the Company's Gold River ecommerce and logistics platform. Not only did Gold River play a role in helping reduce some of the expenses related to providing the Company's supply-chain services, but the fact that the platform is now being used as a seamless gateway to the Lending Hub for many of the Company's targeted financing programs, has allowed the Company's Asia Synergy Technologies ("AST") subsidiary, which manages the platform, to generate its first revenue in more than three years. Gold River's versatility, which includes features such as order processing, purchase order financing, inventory management and monitoring supported by surveillance camera APIs, and shipping and logistics management among others, gives Peak the ability to offer its services to businesses operating in virtually any industry.

While some programs and partnership agreements began to payoff for the Company in Q1, other partnerships with similar or even greater potential were signed during the quarter, setting the stage for the Company's growth to continue to accelerate in subsequent quarters. The most impactful of those agreements are expected to be the Company's agreement with China's top ecommerce software provider ShopEx and its agreement with China UnionPay subsidiary Rongbang Technology Ltd ("Rongbang"). ShopEx's solutions are used by retailers on 28 of China's largest online marketplaces and social media platforms, who collectively have over 9 million stores and 80 million micro-shops. The partnership gives Peak the potential to add a large number of retailers to its Lending Hub ecosystem through an API link between the ShopEx software and the Lending Hub ecosystem. As of the date of this MD&A the API link between the ShopEx suite of software and the Company's Lending Hub had gone through its final testing stage clearing the way for the first ShopEx clients to begin joining the Lending Hub ecosystem in early June 2021. The Rongbang partnership is regarded by the Company as its most important agreement since its agreement with Cubeler Inc. in 2017 for the Chinese commercial rights to the Lending Hub platform. That agreement allows Peak to use the China UnionPay network to process payments, settle transactions and transfer funds among members of its Lending Hub ecosystem. The implications are transformative for the Company in various aspects, including through the fees that will be generated by the services themselves, the ability to provide other value-added services related to the fact that the Company will now be in control of the timing of all movement of funds throughout its Lending Hub, the additional data sets that will now be at the Company's disposal to enhance its AI applications, and the overall credibility that such a partnership brings to the Company. In fact, that partnership has already led to discussions between the Company and a couple of high-profile international entities which could potentially add a new dimension to the Lending Hub ecosystem. The Company completed the implementation of the China UnionPay features on its platforms during the quarter and spent the better part of the month of April testing the features, first on a simulated network then on the real UnionPay network. Peak expects the first real, live payment processing and fund transfer transactions to take place on the Lending Hub ecosystem shortly following the filing of this MD&A.

Peak Fintech Group Inc. - MD&A, March 31, 2021

Business plan and outlook for 2021

Based on the way it concluded 2020, the promising and concrete results achieved by its targeted financing programs in Q1 2021 and the transformative partnerships signed during the first quarter, the Company plans to build on that momentum and take a bold and aggressive approach to growing its revenue and expand its business operations in 2021. With the potential to add a large number of businesses and hundreds of lending institutions to its Lending Hub ecosystem in China alone, the ability to control the flow of funds throughout that ecosystem and having exclusive access to the treasure trove of data generated by and accumulated throughout its ecosystem, Peak finds itself in position to potentially begin to be compared to some of the world's better-known Fintech platforms if it's able to capitalize on the opportunities it has managed to create for itself. It is with that understanding that the Company filed a preliminary short-form prospectus in March 2021 in connection with a public offering of its securities aimed at raising up to $15M to help the Company execute its business plan and take advantage of those opportunities. The public's strong positive response to the offering eventually pushed the Company to revise the upper limit of the proposed financing, which may end up being pegged at twice or even three times the original amount. Having that additional capital would not only allow Peak to more aggressively expand its business operations in China, but it would also help facilitate the Company's planned expansion of the Cubeler Lending Hub ecosystem to North America. As of the date of this MD&A, the Company was still awaiting final regulatory approval to file the final version of its short-form prospectus in order to proceed with its proposed financing.

In addition to capital, Peak's planned expansion of the Lending Hub ecosystem to North America, or anywhere else for that matter, implies an amendment to the agreement between Peak and Cubeler Inc. ("Cubeler"), the private Montreal-based company who developed and owns the world- wide commercial rights to the platform. Preliminary talks were held between Peak and Cubeler in the first quarter of 2021 for Peak to possibly acquire Cubeler, which would pave the way for Peak to bring the Lending Hub concept to North America. Although no agreement had been reached as of the date of this MD&A, Peak is confident that an agreement will be reached in the not-so-distant future, particularly if Peak is able to demonstrate that it will have the financial means to adequately fund the expansion of the Lending Hub to North America and eventually possibly to other markets around the world.

The Company also plans to spend a considerable amount of energy on its capital markets marketing strategy in 2021. Given its revenue momentum, the fact that it's on the verge of profitability, the growth and expansion opportunities in front of it and the high likelihood that it will have the financial means to take advantage of those opportunities, Peak believes there's no better time to maximize its global capital markets exposure. The Company began that process in the first quarter of 2021 when it submitted an application to list its common shares on the NASDAQ stock exchange. That application was still pending as of the date of this MD&A, awaiting among other things, the closing of the Company's short-form prospectus offering financing and a possible consolidation of the Company's common shares. No stock exchange is better known around the world then the NASDAQ when it comes to providing investors and capital market professionals access to the world's top tech companies, so having its shares listed on the exchange will be the centre-piece of Peak's capital markets strategy in 2021. The Company will also make a concerted effort to connect with Asian investors and investment professionals in 2021. Peak recently added two full-time Asian IR resources to its staff and plans to launch Mandarin and Cantonese versions of its website by the end of the second quarter of 2021, leading to an eventual application to have its securities listed on the Hong Kong Stock Exchange by the end of 2021.

Peak Fintech Group Inc. - MD&A, March 31, 2021

The Company believes it has the potential and all of the ingredients to take its place among some of the world's top Fintech platforms and will look to do exactly that in 2021.

Selected Quarterly Information

	March 31, 2021	March 31, 2020
	Three months	Three months
Revenues	$14,239,776	$3,949,395
Expenses before finance costs, tax, depreciation and amortization	$14,118,039	$4,130,727
EBITDA (1)	$121,737	$(181,332)
Expiration of deferred finance cost	$-	$353,377
Adjusted EBITDA (2)	$121,737	$172,045
Finance costs, tax, depreciation and amortization	$511,440	$624,363
Net loss	$(389,702)	$(805,695)
Net (loss) profit attributable to:
Non-controlling interest	$375,929	$87,081
Owners of the parent	$(765,631)	$(892,776)
Basic and diluted loss per share	$(0,006)	$(0.012)

(1) EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

EBITDA equals the results before finance cost, as defined in Note 15.4 of the Unaudited Condensed Interim Consolidated Financial Statements for the three-month period ended March 31, 2021, income tax, depreciation of property and equipment and amortization of intangible assets and initial financing costs.

(2) Adjusted EBITDA equals EBITDA as described above adjusted for loss on expiration of deferred finance cost, impairment expense of intangible assets, loss on extinction of debt, loss on settlement of debt, (gain) loss on fair value variation and gain on bargain purchase for the period.

Peak Fintech Group Inc. - MD&A, March 31, 2021

Reconciliation of Adjusted EBITDA to net loss	March 31, 2021	March 31, 2020
	Three months	Three months
Net loss for the period	$(389,702)	$(805,695)
Add:
Income tax	$301,977	$154,137
Finance costs	$44,833	$259,951
Depreciation and amortization	$164,629	$210,275
EBITDA	$121,737	$(181,332)
Add (Less):
Expiration of deferred finance cost	-	$353,377
Adjusted EBITDA	$121,737	$172,045

	March 31, 2021	March 31, 2020
	Three months	Three months
Total assets	$62,147,286	$32,836,703
Total Liabilities	$26,355,413	$10,620,018
Long-term liabilities	$501,948	$167,562
Total Equity	$35,791,873	$22,216,685
Attributable to Non-controlling interests	$12,027,492	$10,894,533
Attributable to Owners of parent	$23,764,381	$11,332,152

Peak Fintech Group Inc. - MD&A, March 31, 2021

Results of Operations

Revenue for the three months ended March 31, 2021

The Company generated $14,239,776 in revenue during the first quarter of 2021 ended March 31, 2021, compared to $3,949,395 for the same period in 2020. The year-over-year increase in revenue is consistent with the path of the increasing demand for the Company's services observed over the past three years, particularly the demand for the Company's supply-chain services, which once again led all segments, accounting for $12.6M of Peak's revenue for the first quarter of 2021 compared to $2.6M during the same period of 2020.

As previously stated, the re-emergence of the Company's Gold-River platform helped Peak's AST subsidiary generate its first revenue in over three years, contributing $104, 974 ($Nil in Q1-2020) to Peak's total revenue for the quarter.

The lingering effects of the COVID-19 pandemic continued to negatively affect ASFC's operations. The lending subsidiary saw yet another decrease in revenue, generating $592,815 for the quarter compared to $960,372 for the first quarter of 2020.

Total expenses before taxes

The following schedule summarizes the Company's total expenses before taxes:

	March 31, 2021 (3 months)	March 31, 2020 (3 months)
	$	$
Cost of service	12,347,170	2,104,150
Salaries and fringe benefits	723,860	323,809
Service fees	157,651	131,632
Board remuneration	124,527	9,569
Royalty	30,776	30,873
Consulting fees	62,869	325,716
Management fees	12,818	21,545
Expected credit loss	19,893	361,525
Administrative and indirect costs	-	236,111
Professional fees	331,655	56,402
Public relations and press releases	121,493	24,104
Office supplies, software and utilities	30,214	52,793

Peak Fintech Group Inc. - MD&A, March 31, 2021

	March 31, 2021 (3 months)	March 31, 2020 (3 months)
	$	$
Lease expenses	11,570	11,533
Depreciation of right-of use- assets	69,157	106,753
Insurance	14,896	11,289
Finance costs	44,833	259,950
Translation & Other	39,310	8,353
Travel and entertainment	34,002	46,832
Stock exchange and transfer agent costs	90,714	10,778
Depreciation of property and equipment	22,337	21,370
Expiration of deferred finance cost	-	353,377
Amortization of intangible assets and financing cost	73,135	81,805
Loss (gain) on foreign exchange	(35,379)	10,336
Total expenses before income tax	14,327,501	4,600,953

Expenses for the Three-month ended March 31, 2021

Cost of service expenses related to the Company's supply chain financing service bundle amounted to $12,347,170 for the three-month period ended March 31, 2021 (compared to $2,104,150 for the same period in 2020). The ratio of those expenses to the revenue generated from the supply chain financing service bundle was slightly reduced from 2020 to 2021 and is expected to continue to do so as more services related to the supply-chain service bundle provided by third parties are assumed by the Company's AST subsidiary through its Gold River e-commerce and logistics platform.

Salaries and fringe benefits amounted to $723,860 for the first quarter of 2021 ($323,809 for the same period in 2020). Except for the Company's CEO, CFO and the CEO of its Chinese Operations, all salaries are paid out to employees working for the Company's subsidiaries in China. The variation is mainly due to the salary increase for management at the end of the fourth quarter of 2020, a provision for compensation market adjustment analysis that is underway, increase of employees in China to support growth for AST and ASST, and increase in the share-based remuneration. Included in the salaries and fringe benefits caption, share-based expense amounted to $189,224 in the first quarter of 2021 compared to $33,808 for the same period in 2020. The increase in share base expense is attributable to granting of options to key employees in the fourth quarter of 2020 and increase in the market share price.

Peak Fintech Group Inc. - MD&A, March 31, 2021

Service fees relate to consulting and business development services provided to the Company's subsidiaries: ASFC, ASSC and ASCS, by third-party companies and amounted to $157,651 in the first quarter of fiscal 2021, which is comparable to expense incurred of $131,632 for the same period of 2020.

Royalty expenses of $30,776 for the three-month ended March 31, 2021 (compared to $30,873 in Q1-2020) represent royalties on software payable to Cubeler Inc., a related Canadian software company, for the use of its software. The royalty expense is calculated on revenue primarily generated by ASDS.

Board remuneration refers to share-based and attendance fee remuneration received by members of the Company's board of directors and amounted to $124,527 in the first quarter of 2021 compared to $9,569 for the same period in 2020. Within that caption, share-based expenses amounted to $110,777 in Q1-21 ($9,569 in Q1-20). The increase is attributable to the nomination of two new Board members in 2020 and granting of options to Board members of 2020 and increase in market share price.

Consulting fees incurred during the first three months of fiscal 2021 totalled $62,869 compared to $325,716 in the same period of 2020. The significant decrease relates to fees paid mostly in common shares and warrants of the Company to strategic advisors and consultants in the first three months of 2020. The services provided by these advisors and consultants helped develop and implement capital markets strategies that greatly contributed to the appreciation of the Company's market cap in 2020. Within that caption, share base expense amounted to $44,869 in Q1-21 compared to $18,504 in Q1-20. The increase in the share base expense during the period follows the granting of options to a US based investor relations firm in anticipation of the Company's securities being on a US stock exchange.

Professional fees such as audit fees, legal fees and human resources consulting totalled $331,655 for the first quarter of Fiscal 2021 (compared to $56,402 for the same period in 2020). The increase is mainly due to additional legal fees incurred in Canada relating to listing upgrade in Canada and USA, increase of audit fees following the growth of the Company, professional advice and evaluation regarding contemplated acquisition and expenses related to human resource consulting for hiring new resource.

Public relations and press releases expenses amounted to $121,493 in the first quarter of 2021 compared to $24,104 in the same period of 2020. The increase is mainly due to a new agreement with investor relation firm for the US market and other initiative to increase Company presence in the US financial market.

Administrative and indirect costs of $NIL for the first quarter of 2021 (compared to $236,111 for the same period of 2020) relate to non recurring administrative support expenses and other indirect costs for the Company's ASFC subsidiary in China in the first quarter of 2020, there was no such expense in the first quarter of 2021.

Finance costs include mainly interest charges and accretion of debentures. Those costs amounted to $44,833 for the first three months of fiscal 2021, compared to $259,950 for the same period in 2020. The decrease follows the facts that all debentures previously issue by the Company were surrendered or converted during fiscal 2020 and the first quarter of 2021.

Expected credit loss of $19,893 in the first quarter of 2021 ($361,525 for the same period in fiscal 2020) relates to the variation in allowance for credit loss provision on ASFC's loan balance for the first quarter of 2021 versus 2020. The decrease is attributed to Covid-19 pandemic effect on the expected credit provision accounted in the first quarter of 2020. As expected, the Covid-19 effect stabilized in the following quarters of 2020. Also, management changed its risk profile strategy for loans from second-hand vehicles to real estate and 100% guaranteed credit loans during fiscal 2020, thus reducing the risk exposure and consequently the expected credit loss provision.

Stock exchange and transfer agent costs of $90,714 for the first three months of 2021 compared to $10,778 in the same period of 2020. The increase is mainly due to cost related to the Company initiative for listing in the US stock exchange and associated cost.

Peak Fintech Group Inc. - MD&A, March 31, 2021

The Company accounted for a one-time loss on expiration of deferred financing cost of $353,377 in the first quarter of 2020 ($Nil in the corresponding Fiscal 2021) following the decision of the Company not to pursue in Q1-20, the share subscription facility agreement signed on June 14, 2017, which expired on June 14, 2020. The amount of the deferred financing cost of $353,377 represents the residual value of the warrants issued at signing less the amortization of previously issued shares during the facility agreement. There was no such expense in the first quarter of 2021.

The Company reported a currency translation adjustment loss of $546,909 for the first three months of Fiscal 2021 (compared to a gain of $1,264,221 for the same period in 2020) reflecting the variation of the Chinese Renminbi against the Canadian Dollar during the period. This adjustment represents a theoretical loss that would only be realized in the event of a material transaction involving the underlying assets to which the gain or loss is attributed, in this case, if the Company's subsidiaries were sold or otherwise disposed of.

Net Results

The Company incurred a net loss of $389,702 for the first three months of fiscal 2021 (compared to a net loss of $ 805,695 for the same period in Fiscal 2020.

Summary of Quarterly Results

	March 31, 2021	March 31, 2020	December 2020	December 2019
	Three months	Three months	Three months	Three months
Revenues	$14,239,776	$3,949,395	$16,368,779	$4,357,467
Expenses (1)	$14,629,478	$4,755,090	$19,569,280	$5,457,894
Net Loss	$(389,702)	$(805,695)	$(3,200,501)	$(1,100,427)
Net (loss) profit attributable to:
Non-controlling interest	$375,929	$87,081	$487,831	$390,038
Owners of the parent	$(765,631)	$(892,776)	$(3,668,332)	$(1,490,465)
Earnings per Share (2)	$(0.006)	$(0.012)	$(0.035)	$(0.021)

	September 30, 2020 Restated	September 30, 2019 Restated	June 30, 2020	June 30, 2019
	Three months	Three months	Three months	Three months
Revenues	$15,116,369	$4,499,953	$7,263,504	$1,901,723
Expenses (1)	$16,084,781	$5,342,020	$7,802,407	$21,220,811
Net Loss	$(968,412)	$(842,067)	$(538,903)	$680,912
Net (loss) profit attributable to:
Non-controlling interest	$350,015	$165,756	$177,983	$209,628
Owners of the parent	$(1,318,427)	$(1,007,822)	$(716,886)	$471,283
Earnings per Share (2)	$(0.037)	$(0.015)	$(0.010)	$0.005

Note (1): Including income tax expenses

Peak Fintech Group Inc. - MD&A, March 31, 2021

Note (2): Earnings per share is calculated using the net loss and the weighted average number of outstanding shares.

First Quarter Ending March 31, 2021

Liquidity

The level of revenue currently being generated by the Company is not presently sufficient to meet its working capital requirements and investing activities. Until that happens, the Company will continue to use external financing sources to help meet its financial obligations. As of May 31, 2021 the cash available to operate the Company, including cash at ASFC for loan purposes, amounted to approximately $2,370,000. The Company's cash flow position is expected to improve significantly as its operating subsidiaries grow their revenue and generate new revenue streams and eventual profits for the Company. Given that the vast majority of all outstanding warrants and options are in the money, the Company expects that the holders of warrants and options will be encouraged to continue to exercise their securities, which will generate cash inflows in the Company. This is expected to continue help the Company to meet its working capital needs. However, until that happens, the Company will continue to assess its capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. In the opinion of management, the Company's current cash position and its access to additional capital, will be sufficient to meet its current obligations and allow it to continue as a going concern for the next 12 months.

Financing activities

On July 28, 2020, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 10 pre-consolidation shares. Unless otherwise stated, all share amounts have been restated retrospectively to reflect this share consolidation.

During the three-month period ended March 31, 2021, $25,000 of secured debentures with a conversion price of $0.50 per share were converted into common shares of the Company. The Company therefore issued 50,000 common shares to the debenture holders.

During the three-month period ended March 31, 2021, the Company issued 27,466 common shares at an average price of $1.23 per share to settle $33,900 of debts related to services received by the Company.

During the three-month period ended March 31, 2021, the Company issued 9,984,631 common shares at an average exercise price of $0.37 per share for total proceeds of $3,863,161 upon exercise of share purchase warrants.

From April 1, 2021 to May 30, 2021, the Company issued 5,885 common shares to settle $16,950 of debt related to consulting services received by the Company.

From April 1, 2021 to May 31, 2021, the Company issued 2,095,833 common shares for a total proceeds of $1,076,433 upon exercise of share purchase warrants.

From April 1, 2021 to May 31, 2021, the Company issued 15,000 common shares for a total proceeds of $7,500 upon exercise of share purchase options.

On April 8, 2021 the Company issued 1,022,337 common shares to finalize the acquisition of Wenyi for a consideration of $403,610.

Peak Fintech Group Inc. - MD&A, March 31, 2021

Capital Stock

The Company's capital stock as of March 31, 2021, was $44,425,733 compared to $39,131,010 as of December 31, 2020. The variation is explained by the common shares issued in connection with, the fair market value of shares issued in lieu of cash payments totalling $33,900, fair market value of warrants exercised of $5,233,340 and the fair market value of conversion of debentures for $27,483.

Common Shares

As of May 31, 2021 the Company had 131,950,341 common shares outstanding after a 10 for 1 consolidation of shares on July 28, 2020. The following table summarizes the changes in shares outstanding from January 1, 2021 until May 31, 2021.

Balance outstanding as of December 31, 2020		118,024,189
Date	Issuance Description	Number	Cumulative
5-Jan-21	Exercise of warrants	35,000	118,059,189
7-Jan-21	Exercise of warrants	240,000	118,299,189
8-Jan-21	Exercise of warrants	500,000	118,799,189
8-Jan-21	Exercise of warrants	200,000	118,999,189
12-Jan-21	Exercise of warrants	100,000	119,099,189
14-Jan-21	Shares for debt	21,188	119,120,377
19-Jan-21	Exercise of warrants	1,344	119,121,721
19-Jan-21	Exercise of warrants	365,000	119,486,721
22-Jan-21	Exercise of warrants	955,000	120,441,721
25-Jan-21	Exercise of warrants	110,000	120,551,721
25-Jan-21	Exercise of warrants	300,000	120,851,721
26-Jan-21	Exercise of warrants	255,000	121,106,721
28-Jan-21	Exercise of warrants	120,000	121,226,721
28-Jan-21	Exercise of warrants	100,000	121,326,721
29-Jan-21	Exercise of warrants	160,000	121,486,721
1-Feb-21	Exercise of warrants	150,000	121,636,721
1-Feb-21	Exercise of warrants	50,000	121,686,721
3-Feb-21	Exercise of warrants	150,000	121,836,721
3-Feb-21	Exercise of warrants	127,120	121,963,841
4-Feb-21	Exercise of warrants	262,500	122,226,341
5-Feb-21	Exercise of warrants	50,000	122,276,341
10-Feb-21	Exercise of warrants	500,000	122,776,341
10-Feb-21	Conversion of debenture	100,000	122,876,341
11-Feb-21	Exercise of warrants	60,000	122,936,341
12-Feb-21	Exercise of warrants	10,000	122,946,341
16-Feb-21	Exercise of warrants	100,000	123,046,341
17-Feb-21	Exercise of warrants	400,000	123,446,341
19-Feb-21	Exercise of warrants	1,000,000	124,446,341
19-Feb-21	Exercise of warrants	200,000	124,646,341
23-Feb-21	Exercise of warrants	60,000	124,706,341

Peak Fintech Group Inc. - MD&A, March 31, 2021

Date	Issuance Description	Number	Cumulative
24-Feb-21	Exercise of warrants	150,000	124,856,341
26-Feb-21	Exercise of warrants	50,000	124,906,341
26-Feb-21	Exercise of warrants	10,000	124,916,341
1-Mar-21	Exercise of warrants	50,000	124,966,341
2-Mar-21	Exercise of warrants	200,000	125,166,341
3-Mar-21	Exercise of warrants	300,000	125,466,341
3-Mar-21	Shares for debt	6,278	125,472,619
4-Mar-21	Exercise of warrants	500,000	125,972,619
8-Mar-21	Exercise of warrants	275,000	126,247,619
10-Mar-21	Exercise of warrants	250,000	126,497,619
12-Mar-21	Exercise of warrants	267,000	126,764,619
18-Mar-21	Exercise of warrants	365,000	127,129,619
19-Mar-21	Exercise of warrants	786,667	127,916,286
23-Mar-21	Exercise of warrants	100,000	128,016,286
29-Mar-21	Conversion of debenture	70,000	128,086,286
1-Apr-21	Exercise of warrants	80,000	128,166,286
1-Apr-21	Exercise of warrants	30,000	128,196,286
8-Apr-21	Business/asset acquisition	1,022,337	129,218,623
14-Apr-21	Exercise of warrants	333,333	129,551,956
14-Apr-21	Exercise of warrants	580,000	130,131,956
14-Apr-21	Exercise of warrants	50,000	130,181,956
15-Apr-21	Exercise of warrants	7,500	130,189,456
20-Apr-21	Exercise of warrants	20,000	130,209,456
21-Apr-21	Exercise of warrants	40,000	130,249,456
21-Apr-21	Exercise of warrants	5,000	130,254,456
23-Apr-21	Exercise of warrants	300,000	130,554,456
3-May-21	Exercise of warrants	100,000	130,654,456
10-May-21	Exercise of warrants	500,000	131,154,456
11-May-21	Exercise of warrants	400,000	131,554,456
13-May-21	Exercise of warrants	50,000	131,604,456
19-May-21	Shares for debt	5,885	131,610,341
25-May-21	Exercise of options	15,000	131,625,341
26-May-21	Exercise of warrants	325,000	131,950,341

Peak Fintech Group Inc. - MD&A, March 31, 2021

Share Purchase Options

As of May 31, 2021, the Company had 8,868,500 common share purchase options outstanding. The following table summarizes the changes in options outstanding from January 1, 2021 to May 31, 2021.

Balance outstanding as of December 31, 2020		8,703,500
Date of grant	Details / Optionee	Number	Exercise Price	Expiry
Jan-21	Board member	50,000	$2.85	28-Jan-26
Mar-21	Consultant	110,000	$2.75	23-Mar-26
May-21	Employees	20,000	$2.40	13-May-26
May-21	Exercised	-15,000	$0.50	N/A

	Total outstanding as of May 31, 2021	8,868,500

Share Purchase Warrants

As of May 31, 2021, the Company had 16,640,036 common share purchase warrants outstanding. The following table summarizes the changes in warrants outstanding from January 1, 2021 to May 31, 2021.

Balance outstanding as of December 31, 2020		29,325,500
Date	Transaction Details	Number	Exercise Price	Expiry Date
Jan-21	Exercise of warrants	-2,820,000	$0.25	N/A
Jan-21	Exercise of warrants	-500,000	$0.75	N/A
Jan-21	Exercise of warrants	-1,344	$0.50	N/A
Jan-21	Exercise of warrants	-120,000	$0.80	N/A
Feb-21	Exercise of warrants	-1,400,000	$0.50	N/A
Feb-21	Exercise of warrants	-1,579,620	$0.25	N/A
Feb-21	Exercise of warrants	-100,000	$0.80	N/A
Feb-21	Exercise of warrants	-200,000	$0.80	N/A
Feb-21	Exercise of warrants	-50,000	$0.40	N/A
Mar-21	Exercise of warrants	-1,336,667	$0.50	N/A
Mar-21	Exercise of warrants	-300,000	$0.80	N/A
Mar-21	Exercise of warrants	-1,457,000	$0.25	N/A
Apr-21	Exercise of warrants	-80,000	$0.80	N/A

Peak Fintech Group Inc. - MD&A, March 31, 2021

Balance outstanding as of December 31, 2020		29,325,500
Date	Transaction Details	Number	Exercise Price	Expiry Date
Apr-21	Exercise of warrants	-55,000	$0.25	N/A
Apr-21	Exercise of warrants	-333,333	$0.61	N/A
Apr-21	Exercise of warrants	-580,000	$0.57	N/A
Apr-21	Exercise of warrants	-50,000	$1.00	N/A
Apr-21	Exercise of warrants	-347,500	$0.50	N/A
May-21	Exercise of warrants	-650,000	$0.40	N/A
May-21	Exercise of warrants	-325,000	$0.25	N/A
May-21	Exercise of warrants	-400,000	$0.80	N/A

	Total outstanding as of May 31, 2021	16,640,036

Segment Reporting

The Company presents and discloses segmental information, as disclosed in Note 17 of the Company's Unaudited Condensed Interim Consolidated Financial Statements for the three-months ended March 31, 2021, based on information that is regularly reviewed by the chief operating decision maker who has been identified as the Company's senior management team, which makes strategic and operational decisions.

Debentures and Bond

As of May 31, 2021, the Company had no debentures outstanding and had Bonds with a face value $400,000.

Escrowed shares

As of May 31, 2021, the Company had no escrowed shares.

Related Party Transactions

Salaries, performance bonus and attendance fee paid to officers and directors amounted to $141,420 in the first three-months of fiscal 2020 compared to $121,186 for the same period in 2020.

During the three-month period ended March 31, 2021, share-based expenses associated with officers, board members and management fees amounted to $312,158 compared to $48,622 for the same period of 2020.

During the three-month period ended March 31, 2021, the Company did not incur any management fees as remuneration to a company held by a director (three-month period ended March 31, 2020: $5,775).

During the first three-month of fiscal 2021, the company incurred no interest expense on debentures from officers (three-month period ended March 31, 2020: $200).

Peak Fintech Group Inc. - MD&A, March 31, 2021

During the three-month period ended March 31, 2021, the Company incurred $30,776 of royalty expense for the use of the Cubeler software, compared to $30,873 for the same period in fiscal 2020. Also, during the three-month period ended March 31, 2021, a net payables to the same related company, Cubeler Inc., amounted to $70,910 compared to a net advance of $30,744 at the end of March 31, 2020. The advance was payable on demand to the Company at its request. The advance is in the form of a promissory note bearing interest since July 1, 2019, at an annual rate of 8.5%. As security, in the event that the principal and interest is not fully paid on December 16, 2019, by the debtor to the Company, the Company had the option to have the debtor execute and deliver a hypothec on the universality of the present and future movable assets of the debtor to the Company. During the first three months of fiscal 2020, interest was billed to the debtor for an amount of $859, there was no such interest charge in 2021 considering the creditor positiong of the Company during the period. As of March 31, 2020, the Company elected not to put in place the hypothec considering the net payable position remaining.

At March 31, 2021, the advance made by a senior officer to a subsidiary, with no interest payable, was partially repaid to the senior officer and at the end of the first quarter of 2021 the balance remaining totalled $9,595 ($298,400 at the end of March 31, 2020).

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Accounting policies

The principal IFRS accounting policies set out in Notes 3 and 4 to the Annual Consolidated Financial Statements for the year ended December 31, 2020, have been consistently applied to all periods presented in the Condensed Interim Consolidated Financial Statements for the three-month periods ended March 31, 2021 and 2020.

Legal proceedings

As of May 31, 2021, there were no legal proceedings against the Company.

Financial Instruments

The Company has classified its financial instruments as described in the note 4.10 of the audited Annual Consolidated Financial Statements for the period ending December 31, 2020. The Company is exposed to various risks as described in the note 21.3 of the audited Consolidated Financial Statements as of December 31, 2020.

Governance

In order to better equip the Company with the right tools to meet the challenges of the continued growth of its business and to properly pursue its strategic plan, the Company began revamping its corporate governance practices in Q4 of Fiscal 2020 to bring them to, and maintain them from that point forward, the highest possible standards.

RISKS AND UNCERTAINTIES

Risk factors that may adversely affect or prevent the Corporation from carrying out all or portions of its business strategy are discussed in the Corporation's Filing Statement dated January 6, 2011, available on SEDAR at www.sedar.com. Other risks include:

Peak Fintech Group Inc. - MD&A, March 31, 2021

Liquidity Risk

The Company does not have a long history of operations, is in the early stage of development and has just begun to generate operational revenue through its subsidiaries. As such, it is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personal, financial and other resources and the lack of revenue. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Additional Financing

The Company may require additional financing in order to repay its creditors or other debts, make further acquisitions, investments or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend upon prevailing capital market conditions, and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on satisfactory terms. If additional financing is raised by the issuance of shares from the treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Patents

As of the date of this MD&A, the Company had no patents granted or pending. It should be noted, however, that being granted patent protection on its technology is not a prerequisite to the commercialization of the Company's product offerings and should have no material impact on the

Company's short-term performance.

Foreign Jurisdiction Risks

The Company has made significant investments in the pursuit of business opportunities in China, which exposes it to different considerations and other risks not typically associated with companies in Canada.

COVID-19

The World Health Organization declared the COVID-19 outbreak as a global pandemic in March 2020. Since that time, businesses all over the world from a wide swath of industries have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months, which has allowed many businesses, including the Company, to slowly resume their operations, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business.

Peak Fintech Group Inc. - MD&A, March 31, 2021

FURTHER INFORMATION

Additional information about the Company can be found at www.sedar.com

May 31, 2021

(s) Jean Landreville	(s) Johnson Joseph

Jean Landreville, Chief Financial Officer	Johnson Joseph, President & CEO

Peak Fintech Group Inc. - MD&A, March 31, 2021